

Mail Stop 4631

September 10, 2010

via U.S. mail and facsimile

Mr. Stanislav A. Ploschenko
Senior Vice President - Finance
Mechel OAO
Krasnoarmeyskaya Sreet1
Moscow 125993, Russian Federation

> **RE:** **Mechel OAO**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed on April 26, 2010**
> **File No. 1-32328**

Dear Mr. Ploschenko:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-6

1. Please confirm to us and disclose in future filings that amounts labeled as "recovery of allowance for doubtful accounts" were collected in cash and disclose the reasons why the amounts were previously thought to be non-recoverable. Please also revise future filings to disclose and discuss the standard credit terms extended to your customers.

2. Please explain to us the facts and circumstances that appear to have resulted in a credit to inventory reserves during the year ended December 31, 2010. Please confirm to us and disclose in future filings that when inventory reserves are recorded a new cost basis is established. Please also revise future filings to provide a roll-forward of the inventory reserve during each period presented.

Note 4. Acquisitions, Investments and Disposals, page F-29

3. We note your disclosures related to your acquisition of the BCG Companies. Please provide us more comprehensive explanations of the following:
    *   the significant terms of the preferred shares you issued;
    *   how you determined the value of the preferred shares you issued as of the acquisition date and as of December 31, 2009;
    *   how you determined the target value used to calculate the CVR amount as of the acquisition date and as of December 31, 2009; and
    *   how you intend to account for changes in the target return based on additional tones of proven and probable reserves or measured and indicated resources.

Note 15. Debt, page F-58
Covenants, page F-65

4. Please more fully explain to us how you determined that the long-term debts with loan covenant violations as of December 31, 2009 were not required to be classified as current liabilities. Refer to ASC 470-10-45-1.

5. Please revise future filings to present actual ratios/amounts along with required ratios/ amounts under your most significant and restrictive debt covenants as of each reporting date, along with the risks and potential impact of future non-compliance, even if such covenants are not currently in default. These disclosures will allow readers of your financial statements to assess the headroom between actual and required amounts under your financial covenants.

FORM 6-K FILED ON JULY 14, 2010

6. We note that you presented non-GAAP measures, including EBITDA and EBITDA Margin on a consolidated basis and by segment in your recent earnings release. Since the measures you presented are adjusted for items in addition to what these acronyms suggest, please revise the titles of the measures you present in future earnings releases and filings. See our response to Question 103.01 in the C&DIs related to Non-GAAP Financial Measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities

Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Anne McConnell, Staff Accountant, at (202) 551-3709, or in her absence, me at (202) 551-3768, if you have questions.

Sincerely,

John Cash
Accounting Branch Chief